UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Castle Brands Inc.

(Name of Subject Company (Issuer))

Rook Merger Sub, Inc.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

Austin, Nichols & Co., Inc.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Rook Merger Sub, Inc.

c/o Austin, Nichols & Co., Inc.

250 Park Avenue

New York, New York 10177

Attention: Brian S. Chevlin

Telephone: (212) 372-5400

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul S. Bird

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*       A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a potential tender offer by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Castle Brands Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of August 28, 2019 (the “Merger Agreement”), by and among the Offeror, Austin, Nichols & Co., Inc. (“Parent”), and the Company.  This Schedule TO is being filed on behalf of the Offeror and Parent.  Offeror is a wholly owned subsidiary of Parent.

The tender offer described in this document has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Castle Brands or any other securities.  At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by the Offeror and Parent with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Castle Brands with the SEC.  The offer to purchase shares of Castle Brands common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY RELATED DOCUMENTS REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement.

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EXHIBIT INDEX

EXHIBIT NO.

99.1	Press Release dated August 28, 2019.

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